October 17, 2005
Mail Stop 3561


Jeffrey M. Stafeil
Chief Financial Officer
Metaldyne Corporation.
47659 Halyard Drive
Plymouth, Michigan 48170


   RE:	Metaldyne Corporation (the "Company")
	Form 10-K for the fiscal year ended January 2, 2005
	File No. 001-12068


Dear Mr. Stafeil:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Linda Cvrkel
								Branch Chief












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